Exhibit 99.1

Medigus: Eventer Technologies Secured $2.25 Million in Pre-IPO Funding Round

The round was led by Keshet a leading Israeli broadcasting and media group

OMER, Israel, April 8, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS), a technology company engaged in advanced medical solutions and innovative technology, announced today that Eventer Technologies Ltd., Medigus’ subsidiary (58.77% prior to funding round) and developer of advanced technology solutions for creating, marketing and managing an events, including virtual events, successfully completed a pre-IPO funding round of $2.25 million. The current investment round is part of Eventer’s intention to conduct an initial public offering of its shares on the Tel Aviv Stock Exchange.

Medigus invested six months ago $750,000 in Eventer for 58.77% of the company. Following $300,000 of additional investment by Medigus as part of this $2.25 million round, Medigus now owns 47.69% of Eventer, reflecting value of $6 million for Medigus in Eventer post money.

The funding round includes an investment of $1.5 million from Keshet, a leading Israeli broadcasting and media group. According to the investment agreement, half of the proceeds will be used for promotion of Eventer’s business through media content and space advertising in different platforms and media outlets operated by such broadcasting and media group. Eventer intends to use such media content and space advertising to further promote its virtual events and conferences solutions.

Eventer enables producers to create events, manage ticket operations and boost ticket sales, all in one efficient and cost-effective platform. As a result of its exclusive collaboration with Screenz’ Cross Media Ltd. platform, Eventer will be able to offer a leading product that would specialize in digital and interactive broadcasting. Screenz is a virtual entertainment and events technology company, whose customer base, past and present, includes Reliance Industries (a Fortune 500 company and the largest private sector corporation in India), Fox, ABC, Disney, Univision, Viacom and many more.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing Eventer’s intention to list its securities on the Tel Aviv Stock Exchange, Medigus’ share in Eventer following the closing of the funding round, the anticipated use and benefit to Eventer and Screenz and their prospective users, and the belief that Eventer has the opportunity to become a key player in the market in a relatively short time. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Eventer’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Eventer are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com